Exhibit 14

CONSENT OF EXPERT

March 29, 2007

Baja Mining Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Baja Mining Corp.

I, Donald Hunter, do hereby consent to the filing of the written disclosure of the technical report entitled “A Review of the Potential to develop a Mining Operation in the Boleo District together with Recommendation for Future Project Development,” dated June 15, 2005, and the technical report entitled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007 (the “Technical Reporst”), and any extracts from or a summary of the Technical Reports in the Form 40-F Annual Report dated March 30, 2007 (the “Form 40-F Annual Report”) of Baja Mining Corp. (the “Company”), and to the filing of the Technical Report and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) Donald Hunter
Name: Donald Hunter, CP (Mining), C.Eng. Hunter Mine Engineering Services Pty. Ltd.
Location: Brisbane, Australia